Exhibit 10.4

October 1, 2012

Mr. Kurt T. Schmidt

131 Black River Road

Long Valley, NJ 07853-3066

Dear Kurt:

On behalf of the Blue Buffalo Company Board, I am delighted to offer you the position of Chief Executive Officer of Blue Buffalo. In this position, you will be responsible for the direction and management of all aspects of the Company and report directly to the Board. You will be appointed to the Board as its sixth Director, joining the four Invus partners and Bill.

Your salary, paid on the company’s normal payroll cycle, will be the equivalent of $600,000 per annum. You will also be eligible for an annual bonus that at target will be paid at 100% of your base salary, with the potential to earn up to 150% of your base for over-performance. We will set your actual bonus formula, targets and personal objectives on an annual basis starting with the 2013 fiscal year. All bonuses are payable to then-current employees at a date toward the end of the first quarter for achievements in the prior year.

As we discussed, it is critical for us to have our new CEO in place before the end of 2012. In order for you to join Blue Buffalo in the calendar year of 2012, we understand that you would need to walk away from your 2012 bonus at Nestle. To demonstrate to you our commitment and confidence in you, we are offering to make you whole on your 2012 bonus by paying you $1 million in cash in the form of a signing bonus, upon you joining Blue Buffalo on or prior to December 1, 2012. Should Nestle require you to stay on longer to help with the transition, then we would expect Nestle to pay you the full year bonus.

I would like to point out that the on-going cash compensation and the signing bonus described above are significantly higher than what we ever imagined paying for the new CEO at the current stage and scale of the Company. But we are conscious of the significant short-term pay cut you would be taking, as well as of the unvested equity you would be walking away from, by joining Blue Buffalo. In recognition of your circumstances and your fit with the Company, we have stretched for you in making this offer.

Based on our confidence in you and the Company’s growth prospects, we expect that the Company will grow into this set of compensation parameters in a relatively short period of time.

We believe that there is a tremendous value creation opportunity ahead of us at Blue Buffalo, which as the CEO of the Company you would lead over the next 5-10 years. Therefore, the Board wants to align your incentives with shareholders’ interests by setting up a very significant equity incentive plan for you, which we would expect would deliver the lion’s share of your compensation going forward versus the short-term cash compensation described above. To accomplish this objective, subject to all the parameters of the equity incentive plan currently in effect at Blue Buffalo, I will recommend to the Board at its first meeting after your start of employment the following equity incentive:

•	A number of options equivalent to 1.5% of the fully-diluted number of common shares of the Company on the date you start your employment (including all options in the option pool, whether granted or un-granted)

•	At a strike price determined by an independent Fair Market Value analysis

•	Options with a 5-year vesting period (as has been the norm at Blue Buffalo), with 20% vesting after each year. Options have a 10-year term.

•	Option holders are required to sign a confidentiality agreement as part of the option granting process and a joinder to the Investor Rights Agreement as part of the exercise of any vested option.

As you know, our objective is to take the Company public in the next 12-18 months. Should this occur, the Board would put in place an equity incentive program that is appropriate for a Public Company. This type of program usually includes annual grants that are based on a dollar value ratio to salary following a set of benchmarks appropriate for a company like Blue Buffalo.

The Board believes it is reasonable to provide you with protection in case of a change of control. As a matter of clarity, the fact that Invus’ ownership would drop below 50% by itself would not constitute a change in control if no other shareholder owns more than 50% of the company (e.g., Invus sells shares over time). In the event that there is a change of control (i.e., the Company is acquired by a strategic buyer):

•	All unvested awards (options and/or equity) shall automatically and fully vest. The option agreement shall remain in effect in all other respects upon such acceleration.

•	All account balances in the company’s 401(k) plan including any unvested balances from Company matches shall automatically and fully vest.

•	Company to reimburse the actual cost of COBRA coverage for up to 24 months following termination and COBRA election by you.

As the CEO, you would be the only employee of the Company to have this automatic vesting feature. In return, should this type of a strategic sale occur, you would commit to working with the buyer to ensure a smooth transition.

As we discussed, the Company would also reimburse you or pay directly for IRS approved customary relocation expenses related to your furniture and car in Switzerland. Since you would be a dual US and Swiss tax filer for the current year, the Company would reimburse you for reasonable out-of-pocket expenses to complete your Swiss tax filing expenses for 2012.

You will also have access to the benefits offered to Blue Buffalo employees, including healthcare coverage (medical and dental) and a matching 401K, as well as, a car allowance given to senior management. Blue Buffalo is currently self-insured, which is backed further by a reinsurance contract. Its PPO plan is administered by Meritain, an Aetna company. As you will see, the health plan in place is quite robust with a $5 million per annum cap on the claims on any individual insured and the pre-existing condition exclusion does not apply to children under 19 years of age, which should hopefully allow a seamless transition to the Blue Buffalo health plan for your family. Please see the summaries attached to this letter for more information. You can also check to see which, if any, of your current healthcare providers are in network. Bill and Jane (VP Finance and HR) would be happy to explain these benefits in greater detail.

Kurt, the whole Board joins me in expressing our enthusiasm at the prospect of you leading the next chapter of the Blue Buffalo story. We have no doubt that you do and will continue to have many different career options, many of which may pay higher current cash compensation than our offer. However we sincerely believe that Blue Buffalo is a very unique opportunity for you to apply your skills and background to grow BLUE into one of the iconic brands in one of the largest consumer categories. As the next CEO of Blue Buffalo, you will be instrumental in telling the Blue Buffalo story to the world by taking the Company public and leading it as a public entity. Over the past decade, we believe that under Bill’s leadership, Blue Buffalo has built a powerful brand and competitive position within the pet food space and has put in place true competitive assets that set the foundation for sustained growth in the future. In this role, you have the opportunity to build on this wonderful foundation, open new avenues of growth in areas such as the veterinary channel and international markets, in order to scale it to become a multi-billion dollar company. We are sure this will require a lot of hard work but you will also have tremendous fun. We structured our offer, so that as a result of your and the team’s hard work, if the Company meets or exceeds its financial objectives, you have the potential to be rewarded with a wealth creation opportunity that I have every confidence you would be hard pressed to find the equivalent of elsewhere - regardless of the size of company.

Should you accept this offer, Bill and we, as Invus, will make every effort to make your transition as seamless as possible to ensure your and the Company’s success. As you may have already sensed, we have enjoyed a very open, fair and collaborative working relationship with Bill as a true partner and hope to do the same with you.

In order for you to have maximum impact on 2013, we would welcome you to join the Company as early in 2012 as possible based on the transition plan you work out with Nestle. While we understand that you will be finalizing this transition plan over the next few days, please note that our offer is contingent upon your employment starting no later than Feb 1, 2013.

We sincerely hope that you will be joining us in this exciting adventure. We look forward to our working together.

Best regards,

/s/ Raymond Debbane

Raymond Debbane

Chairman, Blue Buffalo

President & CEO, Invus

cc: William W. Bishop, Founder and CEO, Blue Buffalo

ACCEPTED AND AGREED:

/s/ Kurt Schmidt
Kurt Schmidt

October 3, 2012
Date

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